December 29, 2017

VIA EDGAR CORRESPONDENCE

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Azure Power Global Limited Registration Statement on Form F-3 Filed December 20, 2017 File No. 333-222171

Ladies and Gentlemen:

Azure Power Global Limited (the “Registrant”) hereby requests to withdraw the acceleration request that the Registrant delivered to you on December 28, 2017.

The Registrant intends to submit the acceleration request letter at a later time.

If you have any questions regarding this letter, please contact the Registrant’s legal counsel, Cleary Gottlieb Steen & Hamilton LLP, Attention: Shuang Zhao, by facsimile at +852 2845 9026. Ms. Zhao’s direct line is +852 2532 3783.

[Signature page follows]

Very truly yours,

Azure Power Global Limited

By:	/s/ Sushil Bhagat
Name:	Sushil Bhagat
Title:	Chief Financial Officer

cc: Shuang Zhao

Cleary Gottlieb Steen & Hamilton LLP